SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

Commission File Number 1-5480
A. Full title of the plan and address of the plan:

TEXTRON SAVINGS PLAN 40 Westminster Street Providence, Rhode Island 02903

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2006 and 2005
Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23 - Consent of Independent Auditors

    Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
the Textron Savings Plan

By:	/s/ Terrence O’Donnell
Terrence O’Donnell Executive Vice President and General Counsel

Date: June 28, 2007

Financial Statements and Supplemental Schedule

Textron Savings Plan

Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Textron Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                       Ernst & Young LLP

June 26, 2007
Boston, Massachusetts

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2006	2005
Assets
Investments, at fair value	$2,353,552	$2,141,505
Accrued investment income	5,122	5,609

Receivables:
Participant contributions	3,542	3,290
Employer contributions	1,563	1,443
	5,105	4,733
Total assets	2,363,779	2,151,847

Liabilities
Accrued expenses	179	420
Net assets available for benefits, at fair value	2,363,600	2,151,427

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,993	5,155
Net assets available for benefits	$2,367,593	$2,156,582

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year Ended December 31
	2006	2005
Additions
Interest and dividends	$73,115	$54,317
Net appreciation in fair value of investments	303,094	72,785
	376,209	127,102
Contributions:
Participants	128,678	116,062
Employer	48,292	48,869
Participant rollovers	10,927	10,396
	187,897	175,327
Transfers from other plans	–	88,751
Total additions	564,106	391,180

Deductions
Benefits paid to participants	352,391	216,515
Administrative expenses	704	1,424
Total deductions	353,095	217,939

Net increase	211,011	173,241

Net assets available for benefits:
Beginning of year	2,156,582	1,983,341
End of year	$2,367,593	$2,156,582

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2006
(In thousands)

1. Description of Plan

General

The Textron Savings Plan (the “Plan”) is primarily an employee stock ownership plan covering all eligible domestic employees of Textron Inc. (“Textron”), as defined in the Plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and was amended and restated effective November 1, 1999, and further amended through 2005, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004, with Fidelity Management Trust Company (the Trustee or Fidelity). Fidelity also serves as the Plan’s recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: The Textron Stock Fund, PIMCO Total Return Fund, Vanguard High-Yield Corporate Fund, Fidelity Equity Income Fund, Vanguard Institutional Index Fund, Fidelity Blue-Chip Growth Fund, Fidelity Small Cap Stock Fund, Fidelity Diversified International Fund, Vanguard Developed Markets Index Fund, Vanguard Strategic Equity Fund, a number of Fidelity Freedom Funds (with various targeted retirement dates) and the Textron Stable Value Fund.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified employer retirement plans.  Participants’ pre-tax and after-tax contributions, which are matched 50% up to 5% of eligible compensation by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Effective January 1, 2006, the Plan was amended to provide that newly eligible employees who do not affirmatively elect either to participate in the Plan or to decline participation in the Plan, will automatically be enrolled in the Plan, and will defer three percent of their eligible compensation into the Plan.

Effective March 10, 2006, the Plan was amended to allow for Roth 401(k) contributions as permitted under EGTRRA.

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant’s eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages.

Participants who are at least age 50 or who will reach age 50 during the year, will be allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $4,000 in 2005 and $5,000 in 2006. After that, the limit may be adjusted from time to time by the Secretary of the Treasury to reflect inflation. Catch-up contributions will not be eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2006 or 2005. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Employer contributions are invested entirely in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Transfers To/From Other Plans

Effective February 1, 2005, the Textron Savings Plan for Cessna Hourly Employees was merged into the Plan. Assets amounting to approximately $88,751 were transferred into the Plan. Effective May 1, 2007, the Cone Drive Hourly 401(k) Plan merged into the Plan.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable.  Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron’s matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Notes Receivable

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant’s highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month.  A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value.  The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes.  Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed Investment Contracts and Synthetic Guaranteed Investment Contracts

The Stable Value Fund holds investments in guaranteed investment contracts (“GICs”), synthetic guaranteed investment contracts (“Synthetic GICs”), a money market fund and the SEI Stable Asset Fund (SEI). The fair value of investments in GICs was determined based on the discounted cash flows of the future payments. The fair value of Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.  The fair value of the Plan’s units of the SEI was determined based on the fair value of the funds underlying assets.

The GICs, Synthetic GICs and SEI all represent fully benefit-responsive investments.  Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The Stable Value Fund is credited with interest at the crediting rates payable under its investment contracts and deductions are made for participant withdrawals and administrative expenses. The issuers are contractually obligated to repay the principal balance of such contracts and a specified interest rate that is guaranteed to the Plan.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and which the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to contract value amount of such withdrawal as defined in such contracts. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures of spin-offs of a subsidiary) which cause withdrawals from the plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, certain contract termination provisions may allow issuers to terminate a contract at an amount different from contract value. GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the

Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

The average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 4.66% and 4.32% at December 31, 2006 and 2005, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 4.66% and 4.32% at December 31, 2006 and 2005, respectively.

Administrative Expenses

Administrative fees paid by the Plan are allocated as follows:

•	Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•	Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•	Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

•
Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged to the accounts of participants on a pro rata basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2006	2005
	(In thousands)
Investments at fair value as determined by quoted market price:
Textron Inc. Stock Fund	$243,297	$51,546
Mutual funds	59,797	21,239
	$303,094	$72,785

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2006	2005
	(In thousands)
Textron Stock Fund	$1,167,869	$1,171,341
Vanguard Institutional Index Fund	237,333	224,107

4. Related-Party Transactions

Certain Plan investments are shares of Textron’s common stock. At December 31, 2006 and 2005, 12,447 and 15,210 shares of common stock were held by the Plan, respectively, with a fair value of $1,167,869 and $1,171,341, respectively. Dividend income recorded by the Plan for the Company common stock for the years ended December 31, 2006 and 2005 was $20,747 and $22,227, respectively.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
2005

Benefits paid to participants per the financial statements	$216,515
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(621)
Benefits paid to participants per Form 5500	$215,894

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid.

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In Thousands)

December 31, 2006

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Textron Stock Fund*	12,447	$1,167,869

Mutual Funds:
Vanguard Institutional Index Fund	1,831	237,333
Fidelity Diversified International Fund*	3,050	112,703
Fidelity Equity Income Fund*	1,067	62,477
Fidelity Small Cap Stock Fund*	2,895	55,034
Fidelity Blue Chip Growth Fund*	1,228	54,396
Vanguard Strategic Equity Fund	2,155	50,954
PIMCO Total Return Fund	4,563	47,366
Vanguard Developed Markets Index Fund	2,341	29,188
Fidelity Freedom Fund 2020*	1,713	26,602
Fidelity Freedom Fund 2015*	2,027	24,741
Fidelity Freedom Fund 2025*	1,750	22,343
Fidelity Freedom Fund 2010*	1,469	21,476
Vanguard High-Yield Corporate Fund	3,014	18,745
Fidelity Freedom Fund 2030*	1,073	17,204
Fidelity Freedom Fund 2040*	1,786	16,928
Fidelity Freedom Fund 2035*	912	12,025
Fidelity Freedom Income Fund*	418	4,825
Fidelity Freedom Fund 2005*	211	2,440
Total Mutual Funds		816,780

Stable Value Fund:
Cash/Cash Equivalent:
Fidelity Institutional Money Market Fund	5.22%	17,068
SEI Stable Asset Fund	4.53%	7,603

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(continued)
(In Thousands)

December 31, 2006

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Guaranteed Insurance Contracts:
Metropolitan Life Insurance Co.	3.36%	5,602
Matures 6/15/07
Metropolitan Life Insurance Co.	4.12%	6,785
Matures 12/15/08
Metropolitan Life Insurance Co.	5.08%	5,201
Matures 3/15/07
Monumental Life Insurance Co.	5.13%	5,203
Matures 3/15/08
Monumental Life Insurance Co.	4.16%	5,443
Matures 6/15/09
Monumental Life Insurance Co.	4.39%	5,410
Matures 3/16/09
Monumental Life Insurance Co.	4.35%	5,340
Matures 12/15/08
Monumental Life Insurance Co.	4.80%	5,256
Matures 12/17/07
Pacific Life Insurance Co.	4.45%	5,414
Matures 3/15/10
Principal Life Insurance Co.	3.66%	6,694
Matures 12/14/07
Principal Life Insurance Co.	3.90%	6,741
Matures 6/14/08
Principal Life Insurance Co.	4.00%	5,550
Matures 5/14/08
Principal Life Insurance Co.	5.03%	5,209
Matures 2/14/08
Travelers Insurance Co.	4.03%	7,562
Matures 1/15/07; 7/15/08; 1/15/10
Travelers Insurance Co.	4.59%	2,803
Matures 12/15/10

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(continued)
(In Thousands)

December 31, 2006

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Synthetic Guaranteed Investment Contracts:
IXIS Financial (Target 2)	4.96%	77,837
State Street Bank (Target 2)	4.99%	75,724
IXIS Financial (Target 5)	4.96%	16,869
State Street Bank (Target 5)	4.99%	18,814
IXIS Financial (JP Morgan)	4.88%	41,320
Total Stable Value Fund		339,448

Participant notes receivable *	5.00%-10.5%	33,448
		$2,357,545

* Indicates party-in-interest to the Plan